240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

(Name of Issuer)

Prometheus Biosciences, Inc.

(Title of Class of Securities)

Common Stock, $0.0001 Par Value Per Share

(CUSIP Number)

74349U108

(Date of Event Which Requires Filing of this Statement)

March 16, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74349U108
(1) Names of reporting persons Point72 Biotech Private Investments, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,848,024 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,848,024 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,848,024 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 4.8% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74349U108
(1) Names of reporting persons Differentiated Ventures Investments, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,848,024 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,848,024 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,848,024 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 4.8% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74349U108
(1) Names of reporting persons 72 Investment Holdings, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,848,024 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,848,024 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,848,024 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 4.8% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74349U108
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 800,000 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 800,000 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 800,000 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.1% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 74349U108
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 800,000 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 800,000 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 800,000 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.1% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 74349U108
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 2,648,024 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,648,024 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 2,648,024 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 6.8% (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Prometheus Biosciences, Inc.

Item 1(b) Address of issuer's principal executive offices:

9410 Carroll Park Drive, San Diego, California 92121

2(a) Name of persons filing (the “Reporting Persons”):

This statement is filed by: (i) Point72 Biotech Private Investments, LLC (“Point72 Biotech”)
with respect to 1,848,024 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”) of which it is the record owner; (ii) Differentiated Ventures
Investments, LLC (“Differentiated Ventures”), the managing member of Point72 Biotech, with respect to the shares of Common Stock held by Point72 Biotech; (iii) 72 Investment
Holdings, LLC (“72 Investment Holdings”), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by Point72 Biotech; (iv) Point72 Asset
Management, L.P. (“Point72 Asset Management”) with respect to 800,000 shares of
Common Stock held by an investment fund that it manages; (v) Point72 Capital Advisors, Inc.
(“Point72 Capital Advisors Inc.”) with respect to the shares of Common Stock held by an investment fund managed by Point72 Asset Management; and (vi) Steven A. Cohen
(“Mr. Cohen”), the sole member of  72 Investment Holdings and sole shareholder of Point72 Capital
Advisors, with respect to: (A) the 1,848,024 shares of Common Stock beneficially owned by
Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings, and (B) the 800,000
shares of Common Stock beneficially owned by Point72 Asset Management and
Point72 Capital Advisors.

Point72 Biotech, Differentiated Investors, 72 Investment Holdings, Point72 Asset Management,
Point72 Capital Advisors, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Persons is:

72 Cummings Point Road
Stamford, CT 06902.

2(c) Citizenship:

Each of Point72 Biotech, Differentiated Investors, 72 Investment Holdings and
Point72 Asset Management is a Delawarelimited liability company.
Point72 Capital Advisors is a Delaware corporation.Mr. Cohen is a
United States citizen.

2(d) Title of class of securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

2(e) CUSIP Number:

74349U108

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on March 19, 2021:

1. Point72 Biotech
(a) Amount beneficially owned: 1,848,024
(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,848,024
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,848,024

2. Differentiated Ventures
(a) Amount beneficially owned: 1,848,024
(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,848,024
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,848,024

3. 72 Investment Holdings
(a) Amount beneficially owned: 1,848,024
(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,848,024
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,848,024

4. Point72 Asset Management
(a) Amount beneficially owned: 800,000
(b) Percent of class: 2.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 800,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 800,000

5. Point72 Capital Advisors
(a) Amount beneficially owned: 800,000
(b) Percent of class: 2.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 800,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 800,000

6. Steven A. Cohen
(a) Amount beneficially owned: 2,648,024
(b) Percent of class: 6.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,648,024
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,648,024

Point72 Biotech is the record owner of 1,848,024 shares of Common Stock.
Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by
Point72 Biotech.  72 Investment Holdings is the sole member of Differentiated
Ventures and may be deemed to share beneficial ownership of the shares of
Common Stock of which Differentiated Ventures may be deemed the beneficial owner.

Point72 Asset Management is the manager to a private investment fund that is the record owner of 800,000 shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to securities held by such private investment fund and, as a result, may be deemed to share beneficial ownership over the 800,000 shares of Common Stock held by such fund.  Point72 Capital Advisors is the general partner of Point72 Asset Management and may be deemed to share beneficial ownership of the shares of Common Stock of which Point72 Asset Management may be deemed the beneficial owner.

Mr. Cohen is the sole member of  72 Investment Holdings and sole shareholder of Point72 Capital
Advisors and may be deemed to beneficially own both the 1,848,024 shares of Common
Stock of which 72 Investment Holdings may be deemed the beneficial owner and the
800,000 shares of Common Stock of which Point72 Capital Advisors may be deemed the beneficial owner.

Each of Point72 Biotech, Differentiated Ventures, 72 Investment Holdings,
Point72 Asset Management, Point72 Capital Advisors and Mr. Cohen
disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of
securities, check the following   [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
Being Reporting on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

POINT72 BIOTECH PRIVATE INVESTMENTS, LLC

By: /s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

DIFFERENTIATED VENTURES INVESTMENTS, LLC

By: /s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

72 INVESTMENT HOLDINGS, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person